FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2007

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report,

2.

Madison Minerals Inc. News Release dated March 13, 2007,

3.

Madison Minerals Inc. – Interim Consolidated Financial Statements for the period ended January 31, 2007 and Sedar filed on March 28, 2007.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: April 5, 2007

By:        “J.G.  Stewart”

 James G. Stewart

Its:        Secretary

(Title)

Madison Minerals Inc.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

April 5, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“J.G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

March 12, 2007

Item 3.

Press Release

March 12, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Mt. Kare Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 13th day of March, 2007.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

March 13, 2007	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

BUFFALO ANNOUNCES $11.4 MILLION

2007 EXPLORATION PROGRAM AT MT. KARE

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has been advised by Buffalo Gold Ltd. (“Buffalo”) of its 2007 exploration program and expenditures on Madison’s Mt. Kare Property in Papua New Guinea.  In a release issued today, Buffalo reported:

“In 2006 Buffalo completed an infill drilling program including 64 diamond drill holes for a total of approximately 9,000 meters.   The resulting data has been used to update the geological model and resource estimate, as part of the Type 2 Economic Pre-feasibility study required for Buffalo’s earn-in to a 49% interest of the Mt. Kare property.  The modelling and estimate were completed by Longview Technical and are being validated by Snowden Mining Consultants as the Qualified Persons and author of the previous NI 43-101 report released in March 2006.

Buffalo Gold has initiated its 2007 exploration program estimated at $11.4M. This will include up to 12,000 meters of drilling in 60 holes, detailed geophysics, surface sampling and an assortment of other studies.

A detailed aeromagnetic survey has been completed over the Mt. Kare property. The initial survey interpretations are very encouraging, identifying prominent structures, alteration and possible clusters of intrusions (which are the drivers of mineralisation at the Mt Kare & Porgera deposits).

Several new drill targets have been identified by combining the aeromagnetic data with detailed geology and structural interpretations provided by Stuart Munroe of SRK Consulting.  These targets include an interpreted blind extension of the Western Roscoelite Zone to the north of recent drilling and potential down-plunge continuation of the Black Zone towards the C9 Zone.  In addition, while drilling to date at the Western Roscoelite Zone has been limited to depths of approximately 200m, geological interpretations indicate the possibility of a separate, high grade phase of quartz roscoelite mineralization at depth.

There are currently three drill rigs operating on site, with a 4th standing by to be used as required once additional drill sites have been constructed.    Due to backlog and an extended Christmas break at the analytical facilities, very few drill results have been returned to date this year.  Results from the first two drill holes at Red Hill have been received, but drilling did not intersect any significant mineralization.   Due to the large size of the target at Red Hill Buffalo plans to review the area in more detail utilizing the new geophysical data prior to continuing to drill the target.”

To find out more about Madison Minerals Inc. (TSX-V: MMR; OTC\BB  – MMRSF), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

           “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS - THIS NEWS RELEASE CONTAINS INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE.  WE ADVISE US INVESTORS THAT THE S.E.C.’s MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C.  U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACECT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

MADISON MINERALS INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended January 31, 2007

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended January 31, 2007.

Madison Minerals Inc.

 (An exploration stage company)

Consolidated Balance Sheets

As at

(expressed in Canadian dollars)

	January 31, 2007	October 31, 2006

ASSETS

Current
Cash and cash equivalents	$ 6,141,661	$ 6,953,033
Marketable securities	28,900	28,900
Receivables	39,015	36,846
Prepaid expenses and deposits	3,857	3,857
	6,213,433	7,022,636

Resource properties (Note 4)	3,184,490	2,899,289
Equipment	23,210	24,715
	$ 9,421,133	$ 9,946,640

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 77,832	$ 502,963

Shareholders’ Equity
Capital Stock (Note 5)
Authorized
60,000,000 common shares without par value

Issued
35,385,076 (October 31, 2006 – 35,371,076) common shares	67,975,686	67,968,686
Contributed surplus	3,427,682	3,427,682
Deficit	(62,060,067)	(61,952,691)
	9,343,301	9,443,677
	$ 9,421,133	$ 9,946,640

Nature and continuance of operations (note 1)

Approved by the Board:  “Chet Idziszek”       Director            “James G. Stewart”      Director

Madison Minerals Inc.

(An exploration stage company)

Consolidated Statements of Operations and Deficit

For the periods ended

(expressed in Canadian dollars, unaudited)

	Three Months Ended January 31, 2007	Three Months Ended January 31, 2006

EXPENSES
Amortization	$ 1,505	$ 1,818
Bank charges	162	244
Consulting	-	24,000
Filing fees	2,352	12,682
Legal fees	9,700	9,411
Mt. Kare expenditures	795	19,938
Office and rent	50,878	54,944
Office rent reimbursements	(23,004)	(32,209)
Public relations	30,695	20,531
Transfer agent’s fees	2,863	2,213
Travel	12,158	921
Wages and benefits	96,106	82,885
	(184,210)	(197,378)

OTHER INCOME
Interest earned	66,169	3,973
Foreign exchange gain	10,665	7,295
	76,834	11,268

Loss for the period	(107,376)	(186,110)

Deficit - Beginning of period	(61,952,691)	(59,916,753)

Deficit - End of period	$ (62,060,067)	$ (60,102,863)

Basic and diluted loss per share	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	35,382,946	25,073,364

Madison Minerals Inc.

 (An exploration stage company)

Consolidated Statements of Cash Flows

(expressed in Canadian dollars, unaudited)

	Three Months Ended January 31, 2007	Three Months Ended January 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (107,376)	$ (186,110)
Item not affecting cash
Amortization	1,505	1,818
Changes in non-cash working capital items
Increase in receivables	(2,169)	(4,162)
(Decrease) increase in accounts payable and accrued liabilities	(109,656)	2,164
	(217,696)	(186,290)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital Stock	7,000	1,285,460
Deferred financing costs refunded	-	6,000
	7,000	1,291,460

CASH FLOWS FROM INVESTING ACTIVITY
Expenditures on resource properties	(600,676)	(254,301)
Recovery of resource property costs	-	200,000
	(600,676)	(54,301)

Change in cash and cash equivalents	(811,372)	1,050,869

Cash and cash equivalents - Beginning of period	6,953,033	40,587

Cash and cash equivalents - End of period	$ 6,141,661	$ 1,091,456

Supplemental disclosure with respect to cash flows (note 9)

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2007

(Unaudited – Prepared by Management)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

Effective October 29, 2004, the Company changed its name from Madison Enterprises Corp. to Madison Minerals Inc. and consolidated its share capital on a 5 old for 1 new share basis.

At January 31, 2007, the Company had working capital of $6,135,601 (October 31, 2006, $6,519,673) which, management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on its resource properties for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These interim unaudited consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent developments, and upon future profitable production from the properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2007

(Unaudited – Prepared by Management)

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2006.

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

RESOURCE PROPERTIES AND DEFERRED COSTS

	Lewis Property, Nevada	Belencillo Property, Panama	Totals

Balance, October 31, 2006	$ 2,856,967	$ 42,322	$ 2,899,289

Assays	201,246	-	201,246
Camp costs	7,089	-	7,089
Contractors and geologic staff	58,707	-	58,707
Drilling	7,353	-	7,353
Land and Legal	3,207	-	3,207
Option Fees	3,504	-	3,504
Travel and accommodation	4,095	-	4,095
	285,201	-	285,201

Balance, January 31, 2007	$ 3,142,168	$ 42,322	$ 3,184,490

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2007

(Unaudited – Prepared by Management)

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

The Company’s authorized share capital consists of 60,000,000 common shares without par value.

	Number of Shares	Amount	Contributed Surplus

Balance as at October 31, 2006	35,371,076	$ 67,968,686	$ 3,427,682

Exercise of warrants	14,000	7,000	-

Balance as at January 31, 2007	35,385,076	$ 67,975,686	$ 3,427,682

6.

STOCK OPTIONS

As at January 31, 2007, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

100,400	$ 0.75	May 21, 2007
359,684	1.00	December 30, 2007
50,000	0.42	May 1, 2008
20,000	2.30	December 3, 2008
115,000	1.75	March 10, 2009
100,000	0.75	May 27, 2010
500,000	0.38	May 27, 2010
1,837,616	1.10	October 20, 2011

3,082,700

7.

SHARE PURCHASE WARRANTS

As at January 31, 2007, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,314,500	$ 0.50	December 7, 2007*
61,040	0.50	December 7, 2007*
3,149,998	1.20	October 11, 2008*
175,700	1.20	October 11, 2008*

4,701,238

•

These warrants are subject to a forced conversion provision.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2007

(Unaudited – Prepared by Management)

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following expenses with directors and a company related by way of directors in common during the three months ended January 31, 2007 and 2006:

	2007 $	2006 $

Legal fees	9,300	30,250
Wages and benefits	67,376	51,000

Legal fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

b)

As at January 31, 2007, accounts payable and accrued liabilities include $10,170 (October 31, 2006 - $7,797) due to officers of the Company and companies related by way of common directors.

c)

During the three months ended January 31, 2007, the Company recorded reimbursements of $23,004 (2006 - $32,209) for rental of office space from companies related by way of common directors, under rental agreements between the related companies.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2007

(Unaudited – Prepared by Management)

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006

Non-cash operating activities
Accrued wage expense settled with capital stock	$ -	$ (63,231)
Accounts (paid) incurred for resource property expenditures	(315,475)	(196,658)
Accrued deferred financing costs	-	(5,885)
	$ (315,475)	$ (265,774)

Non-cash financing activities
Share purchase warrants issued to broker	$ -	$ 72,161
Share issue costs incurred with share purchase warrants	-	(72,161)
Capital stock issued for accrued wage expense	-	63,231
Accrued deferred financing costs	-	5,885

	$ -	$ 69,116

Non-cash investing activities
Resource property expenditures incurred through accounts payable	$ 315,475	$ 196,658

10.

SEGMENTED INFORMATION

The Company has one operating segment being the exploration of mineral properties located in Papua New Guinea, Panama and the United States (Note 4).  All equipment is held in Canada.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTH PERIOD

ENDED JANUARY 31, 2007

MADISON MINERALS INC.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

THREE MONTH PERIOD ENDED JANUARY 31, 2007

The following discussion and analysis, prepared as of March 15, 2007, should be read together with the interim unaudited consolidated financial statements for the three month period ended January 31, 2007 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended October 31, 2006 and October 31, 2005, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before and during the three month period ended January 31, 2007, the Company was primarily engaged in the continued exploration of its Lewis Property in Nevada.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “MMR”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the period:

1.

During the period the Company continued its exploration of the Lewis Property in Nevada.  This work consisted of data compilation and planning for the next phase of work at a cost of $285,201.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

-  2  -

	Year Ended October 31, 2006	Year Ended October 31, 2005	Year Ended October 31, 2004

Total revenues	nil	nil	nil
Net loss	$2,035,938	$45,694,375	$970,743
Basic and diluted loss per share	$0.08	$2.25	$0.06
Total assets	$9,946,640	$2,752,148	$46,127,849
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

The total assets of the Company have increased from year to year, due principally to investments in mineral properties funded by the sale of share capital.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At January 31, 2007, the Company’s current assets totalled $6,213,433 compared to $1,141,011 at January 31, 2006.  The increase is due to the sale of share capital.  During the same period, current liabilities fell to $77,832 from $91,326.  Included in the Company’s current liabilities were payables or accrued liabilities of $10,170 due to related parties as a result of legal services rendered by a company controlled by a director of the Company.  All such amounts are payable on demand.  As a result, the Company had working capital of $6,135,601 at January 31, 2007 as compared with working capital of $1,049,685 at January 31, 2006.  As at both January 31, 2007 and January 31, 2006, the Company had no long-term debt.

At January 31, 2007, the Company had total assets of $9,421,133 as compared with $3,651,119 at January 31, 2006.  This increase is due to the sale of share capital.

Share capital as at January 31, 2007 was $67,975,686, up from $61,804,558 as at January 31, 2006 due to the sale of share capital.  During the three months ended January 31, 2007, the Company issued 14,000 shares pursuant to the exercise of warrants to generate net cash proceeds of $7,000.

The Company's largest cash outflow in the three month period ended January 31, 2007 was as a result of mineral property expenditures of $600,676.

Expenses for the three month period ended January 31, 2007 were $184,210, down from $197,378 for the three month period ended January 31, 2006.  This decrease is primarily due to the almost complete cessation of expenditures on the Mt. Kare Property which decreased by $19,143 and reduced consulting and filing fees which decreased by $24,000 and $10,330, respectively, from the period in the previous fiscal year.  These decreases were offset by increases in public relations costs, travel costs and wages, which rose by $10,164, $11,237 and $13,221, respectively, from the period in the previous fiscal year.

-  3  -

Summary of Quarterly Results

	Three Months Ended January 31, 2006	Three Months Ended October 31, 2006	Three Months Ended July 31, 2006	Three Months Ended April 30, 2006	Three Months Ended January 31, 2006	Three Months Ended October 31, 2005	Three Months Ended July 31, 2005	Three Months Ended April 30, 2005
Total assets	$9,421,133	$9,946,640	$3,321,351	$3,466,453	$3,651,119	$2,752,148	$47,449,102	$47,403,904
Resource properties	3,184,490	2,899,289	2,145,583	2,411,042	2,481,873	2,624,230	47,136,484	46,811,004
Working capital (deficiency)	6,135,601	6,519,673	1,140,290	965,148	1,049,685	(268,956)	91,353	330,174
Shareholders’ equity	9,343,301	9,443,677	3,312,571	3,402,666	3,559,793	2,397,212	47,260,326	47,176,102
Revenues	nil	nil	nil	nil	nil	Nil	nil	nil
Net loss	(107,376)	(1,610,106)	(90,095)	(149,627)	(186,110)	(44,928,268)	(346,298)	(163,498)
Earnings (loss) per share	(0.01)	(0.06)	(0.00)	(0.01)	(0.01)	(2.06)	(0.02)	(0.01)

Significant changes in key financial data from 2003 to 2006 can be attributed to exploration expenditures on the Mt. Kare Property in Papua New Guinea and the Lewis Property in Nevada.  These expenditures have been funded through the sale of share capital.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held properties, subject to financing.

At January 31, 2007, the Company had working capital of $6,135,601 which management believes will be sufficient to meet the Company’s general and administrative expenses and its share of the cost of the next phase of exploration on its Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

	January 31, 2007	October 31, 2006

Working capital	$6,135,601	$6,519,673
Deficit	(62,060,067)	(61,952,691)

Capital Resources

During the three months ended January 31, 2007, the Company issued 14,000 shares pursuant to the exercise of warrants to generate net cash proceeds of $7,000.

-  4  -

The Company has sufficient funds to meet the Company’s general and administrative expenses and its share of the cost of the next phase of exploration on its Lewis Property for the coming year.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the three months ended January 31, 2007, the Company incurred professional fees of $9,300 with a company controlled by a director and officer of the Company for legal services. The Company also paid wages and benefits of $67,376, in the aggregate, to its Chief Executive Officer and a director, and was reimbursed for office and rent costs of $23,004 by companies related by way of common directors.

As at January 31, 2007, accounts payable included $10,170 due to related parties as a result of legal services rendered by a company controlled by a director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

-  5  -

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Foreign Currency Translation

Foreign operations are integrated and translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses, except for amortization, are translated at rates approximating those in effect at the transaction dates.  Translation gains and losses are reflected in the loss for the year.  Foreign currency denominated monetary accounts of the Company are translated at the year-end exchange rate.  Exchange gains and losses on translation are recognized in the year they arise

Stock-based Compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

Changes in Accounting Policies

Asset Retirement Obligations

There were no changes to the Company’s accounting policies during the three month period ended January 31, 2007.

Financial Instruments

The Company’s financial instruments consist of cash, receivables, deposits and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at January 31, 2007, approximately 3% of the Company’s accounts payable and accrued liabilities are denominated in U.S. dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

During the three month period ended January 31, 2007, the Company continued its ongoing exploration of the Lewis Property in Nevada.  This work consisted of data compilation and planning for the next phase of work, at a cost of $285,201. These expenditures are comprised of assay costs of $201,246, camp costs of $7,089, contractors and geologic staff costs of $58,707, drilling costs of $7,353, land and legal costs of $3,207, option fees of $3,504 and travel and accommodation costs $4,095. The expenditures in the three month period ended January 31, 2006 totalled $57,643, comprised of camp costs of $385, contractors and geologic staff costs of $4,058, land and legal costs of $4,392 and option fees of $48,808.

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Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 60,000,000 common shares without par value of which 35,385,076 were outstanding at the end of the three months ended January 31, 2007 and as of the date hereof.

As at the date hereof, the Company has warrants outstanding entitling the purchase of 1,375,540 shares of the Company at a price of $0.50 per share until December 7, 2007 (subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised) and entitling the purchase of 3,325,698 shares of the Company at a price of $1.20 per share until October 11, 2008 (subject to forced conversion provisions whereby after February 12, 2007 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercise).

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
100,400	$0.75	May 21, 2007
359,684	$1.00	December 30, 2007
50,000	$0.42	May 1, 2008
20,000	$2.30	December 3, 2008
115,000	$1.75	March 10, 2009
100,000	$0.75	May 27, 2010
500,000	$0.38	May 27, 2010
1,837,616	$1.10	October 20, 2011
3,082,700